Infobird Co., Ltd

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central,

Central, Hong Kong

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

December 31, 2025

Re:	Infobird Co., Ltd
Registration Statement on Form F-3 (File No. 333-292415)
Initially Filed December 23, 2025
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Infobird Co., Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement on F-3 (the “Registration Statement”), so that it will become effective at 4:00 p.m. ET on January 5, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiangyang Wen
Name:	Xiangyang Wen
Title:	Chief Executive Officer (Principal Executive Officer)

cc:	Lawrence Venick, Esq.
Loeb & Loeb LLP